GREENBERG TRAURIG, LLP
MetLife Building
200 Park Avenue
New York, New York 10166

Spencer G. Feldman
212-801-9221
E-mail: feldmans@gtlaw.com

August 21, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	K-Kitz, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-158426

Ladies and Gentlemen:

On behalf of K-Kitz, Inc., a Delaware corporation, we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No. 2 to the captioned Registration Statement on Form S-1, No. 333-158426 (the “Amendment”), for the registration of 2,000,000 shares of K-Kitz’s common stock, including one complete copy of the exhibits listed in the Amendment as filed therewith.

Three courtesy copies of this letter and the Amendment, together with all exhibits and supplemental information, are being provided directly to the staff for its convenience (attention:  Scott Anderegg, Esq.) in the review of the foregoing documents.

The Amendment responds to the comments received from the staff of the SEC by letter, dated July 1, 2009.  The Amendment includes K-Kitz’s interim unaudited financial statements for the six months ended June 30, 2009.

K-Kitz wishes to be in a position to request acceleration of the effective date of the Registration Statement on or before Friday, August 21, 2009, and respectfully requests the staff to convey any comments it may have as soon as possible, to allow us to meet this schedule.

To facilitate the staff’s review, the numbered paragraphs below correspond to the numbered paragraphs in the letter of the SEC’s comments.  Unless otherwise provided herein, all page numbers referred to in this letter correspond to the page numbers of the Amendment and capitalized terms used herein that are not otherwise defined herein have the meanings ascribed to them in the Amendment.

SEC Comments

Dilution of the Price You Pay For Your Shares, page 11

Comment No. 1:  In response to the staff’s comment, the dilution table has been updated as of June 30, 2009, and has been corrected to (among other changes) properly reflect dilution per share to new investors and to add “Existing stockholder if the minimum number of shares are sold.”  See page 12.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

Results of Operations, page 15

Comment No. 2:  We have removed the reference to quarterly selling, general & administrative and an increase thereto due to federal income taxes.  K-Kitz did not accrue a substantial amount of fiscal 2008-related income taxes subsequent to year-end.   As requested by the comment, an accrual for income taxes must be made for the quarter based upon the annual effective tax rate for the company, which is 19.34%.  So, for the quarterly period ending the income tax benefit would be $503 for March 31, 2008 and for March 31, 2007 it would be $467.  These would be shown as a benefit to income taxes on the face of the income statement with the offset to income taxes payable.

Liquidity and Capital Resources, page 16

Comment No. 3:  As requested by the staff, we have clarified in the Amendment that “support and accommodations” refers only to Jendco’s supply arrangement and office sublease with K-Kitz.  K-Kitz has not received any cash advances or loans from Jendco.  These changes are clarified on pages 16-17 and 26-27.  Related disclosure has been added to the third risk factor on page 6.

Comment No. 4:  In response to the staff’s comment, the duration of 12 and 18 months has been clarified to assume proceeds from the sale of the minimum number of shares in the offering and the sale of all of the shares in the offering, respectively.  See pages 7 and 16.

Recent Accounting Pronouncements, page 18

Comment No. 5:  In response to the staff’s comment, this section (page 18) now reads as follows:

Significant Recent Accounting Pronouncements

Business Combinations.  In December 2007, the FASB issued FASB Statement No. 141(R), “Business Combinations,” which amends SFAS No. 141, and provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in the acquiree. It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective for the Company’s fiscal year beginning January 1, 2009 and is to be applied prospectively. The Company has evaluated the potential impact of adopting this statement on the Company’s financial position, results of operations and cash flows and believes that no application  is necessary.

Accounting for Convertible Debt Instruments.  In September 2007, the FASB published Proposed FSP No. APB 14-a, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion.” The proposed FSP applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under SFAS 133. Convertible debt instruments within the scope of the proposed FSP are not addressed by the existing APB 14. The proposed FSP would require that the liability and equity components of convertible debt instruments within the scope of the proposed FSP shall be separately accounted for in a manner that reflects the entity’s nonconvertible debt borrowing rate. This will require an allocation of the convertible debt proceeds between the liability component and the embedded conversion option (i.e., the equity component). The difference between the principal amount of the debt and the amount of the proceeds allocated to the liability component would be reported as a debt discount and subsequently amortized to earnings over the instrument’s expected life using the effective interest method. The Company has evaluated the potential impact of adopting this statement on the Company’s financial position, results of operations and cash flows and believes that no application is necessary.

Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards.  In June 2007, the EITF reached consensus on Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards.” EITF Issue No. 06-11 requires that the tax benefit related to dividend and dividend equivalents paid on equity-classifed nonvested shares and nonvested share units, which are expected to vest, be recorded as an increase to additional paid-in capital. EITF Issue No. 06-11 is to be applied prospectively for tax benefits on dividends declared in the Company’s fiscal year beginning January 1, 2008. The Company has evaluated the potential impact of adopting this statement on the Company’s financial position, results of operations and cash flows and believes that no application is necessary.

Fair Value Accounting.  In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“FAS 159”). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by mitigating volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The provisions of FAS 159 are effective for the Company’s fiscal year beginning January 1, 2008. The Company does not expect the adoption of FAS 159 to have a material impact on the Company’s financial results.

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective for the Company’s fiscal year beginning January 1, 2008. The Company does not expect the adoption of FAS 157 to have a material impact on the Company’s financial results.

Similar disclosure appears on page F-8.

Plan of Distribution and Terms of the Offering, page 29

Offering Period, Extension and Expiration Date, page 30

Comment No. 6:  As requested by the staff, disclosure has been added to page 30 to confirm that K-Kitz will file a post-effective amendment to advise shareholders if it decides to terminate the offering.

Balance Sheet, page F-3

Comment No. 7:  On January 24, 2009, K-Kitz issued 4,500,000 shares of common stock to Jennifer H. Jarvis, its President and Chief Executive Officer, in consideration for her past performance of services for K-Kitz.  This disclosure has been added throughout the Amendment.

Notes to Financial Statements, page F-7

Note 5.  Provision for Income Taxes, page F-9

Comment No. 8:  K-Kitz accounts for income taxes following the provisions of SFAS No. 109, “Accounting for Income Taxes.” SFAS No. 109 requires deferred tax assets or liabilities to be recognized for the estimated future tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities based on the enacted tax law and statutory tax rates applicable to the periods in which the temporary differences are expected to affect taxable income.

K-Kitz accounts for income taxes using the asset and liability method in accordance with SFAS 109, as amended, which requires that K-Kitz realize deferred income taxes and provide deferred tax assets and liabilities for all significant temporary differences.  The components of income tax expense from continuing operations are presented below:

Current Deferred Tax liability

	2008	2007

Accounts Receivable	-
Net of accounts payable		$1,448

For 2008, the effective tax rate varies from the maximum federal statutory rate allowable as a result of the following items for the twelve months ended December 31, 2008.

Tax benefit computed at the federal statutory rate of	(15)%

State tax rate, net of federal tax benefit	(3.4)

Increase in valuation allowance	18.4

Effective income tax rate	0%

Deferred income tax assets and the related valuation allowance result principally from the potential tax benefits of net operation loss carryforwards.

The Company has recorded a valuation allowance to reflect the uncertainty of the ultimate utilization of the deferred tax assets:

December 31, 2008

Deferred tax assets	$3,286

Less valuation allowance	(3,286)

Net deferred tax assets	$0

For financial statement purposes no tax benefit has been reported as the Company has had a loss in the latest calendar year and within the current economic environment is not assured of a realization of the tax benefits with a substantial degree of probability.

Note 8.  Related Party Transactions, page F-10

Comment No. 9:  As requested by the staff, related party transactions are identified on the face of K-Kitz’s income statements.

Note 9.  Subsequent Events (Unaudited), page F-11

Comment No. 10:  As requested by the staff, this note has been revised to disclose that Jennifer H. Jarvis, K-Kitz’s President and Chief Executive Officer, received 4,500,000 shares of common stock in consideration for her past performance of services for the company.  K-Kitz has accrued $45,000 to account for Ms. Jarvis’ past performance.  The financial statements reflect this disclosure.  See also Note 3 of the interim financial statements.

A request for acceleration of the effectiveness of the Registration Statement will be submitted by K-Kitz as soon as the SEC has reviewed this letter and its enclosures and has advised K-Kitz that no further issues remain outstanding.  At the time of the request, K-Kitz will furnish a letter acknowledging the SEC’s position with respect to declaration of effectiveness and staff comments.  K-Kitz does not expect to rely on Rule 430A.  As there is no underwriter involved in the offering, no representations with respect to compliance with Rule 15c2-8 will be made and, in addition, no letter from the Financial Industry Regulatory Authority clearing the underwriting compensation arrangements for the offering will be provided.  We believe that all other supplemental information requested by the staff has been provided with this letter.

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me (212-801-9221).

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

Enclosures

cc:	Scott Anderegg, Esq., Staff Attorney
Mr. Andrew Blume, Accountant
Mara Ransom, Esq., Legal Branch Chief
Division of Corporation Finance
Ms. Jennifer Jarvis
K-Kitz, Inc.